07025171

HAECO

Our Ref.: CSA/CPA12/23(a) & 24

SUPPL

3rd July 2007

BY REGISTERED AIRMAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Hong Kong Aircraft Engineering Company Limited ("the Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose for your record a copy of the poll results announcement on Extraordinary General Meeting of the Company held on 29th June 2007 which was published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 29th June 2007.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

David Fu
Company Secretary

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

7/13

DF/LW/rl
Encl.
P:\RLiu\HAECO Group\HAECO - CPA12\CPA12 - EGM\29062007 CCT with CX\Ltr_US SEC.doc

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 00044)

Extraordinary General Meeting held on 29th June 2007 - Poll Results

Reference is made to the Company's announcement dated 21st May 2007 and circular to shareholders dated 5th June 2007 (the "Circular") regarding the Framework Agreement entered into by the Company and Cathay Pacific on 21st May 2007, its term, the Transactions and the annual caps in respect of the provision of the Services by HAECO Group to Cathay Pacific Group. Terms defined in the Circular have the same meanings when used in this announcement.

Following are the poll results in respect of the resolution proposed at the EGM of Hong Kong Aircraft Engineering Company Limited held on 29th June 2007:

Ordinary Resolution	No. of Votes (%)	
	For	Against
To approve the entering into of the Framework Agreement, its term, the Transactions and the annual caps.	21,155,558 (100%)	0 (0%)

As more than 50% of the votes were cast in favour of the resolution, the resolution was passed as an ordinary resolution.

Notes

(1) The full text of the resolution is set out in the notice of the EGM dated 5th June 2007.

(2) The total number of shares entitling the holder to attend and vote for or against the resolution at the EGM: 66,124,547 shares. Every member present in person or by proxy has one vote for every share of which he is the holder.

(3) As stated in the Circular, Swire and Cathay Pacific, which owned 54,550,617 shares (32.80%) and 45,649,686 shares (27.45%) in the issued share capital of the Company as at the date of the EGM, and their associates (as defined in the Listing Rules) have abstained from voting at the EGM.

(4) The total number of shares entitling the holder to attend and vote only against the resolution at the EGM, excluding the shares held by Swire and Cathay Pacific and their associates, was nil.

(5) Computershare Hong Kong Investor Services Limited, registrars of the Company, acted as scrutineer for the vote-taking at the EGM.

(6) The Directors of the Company as at the date of this announcement are:

Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

For and on behalf of
Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary

Hong Kong, 29th June 2007

END